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February 3, 2016

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Larry Spirgel, Assistant Director

Re:                             Liberty Media Corporation
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-208699)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Media Corporation (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on December 22, 2015. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Christopher W. Shean, Chief Financial Officer of Liberty, dated January 13, 2016 (the “SEC Letter”), regarding the Registration Statement. For your convenience, each of our responses below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

Questions and Answers, page 1

1.                                      Comment:  Consider adding a Q&A highlighting the most significant changes in the rights of shareholders, and how their relationship to Liberty Media Corp will change, as a result of the recapitalization.  For example, there may be confusion on the part of some shareholders that they no longer hold a direct interest in Liberty Media.  We note also that the board has the ability to pay a dividend to a single tracking stock and is planning to conduct a rights offering only with holders of Liberty Braves shares.

Response:  We have revised the disclosure on page 6 of the Registration Statement in response to the Staff’s comment.

Q:  Are there any other material conditions to the reclassification?, page 4

2.                                      Please clarify why there are restrictions on the ownership of Liberty Braves common stock when ownership of the tracking stock does not entail any ownership interest in assets of the Atlanta Braves.  Clarify whether there are any current restrictions on the ownership of Liberty Media common stock mandated by Major League Baseball.

Response:  Liberty confirms that Major League Baseball does not currently require the inclusion of any restrictions on the ownership of Liberty’s existing common stock in Liberty’s charter.  We and Liberty have discussed the reclassification and the formation of the Braves Group with Major League Baseball and have explained that ownership of Liberty Braves common stock would continue to represent an ownership interest in our company as a whole, rather than a direct investment in the assets attributed to the Braves Group.  However, because the Braves constitute substantially all of the assets and businesses of the Braves Group, and the Liberty Braves common stock is intended to track the economic performance of the Braves Group, MLB believes certain MLB rules applicable to public ownership should be applied to the Liberty Braves common stock.  MLB rules with respect to public ownership are intended to, among other things, assist in implementing MLB’s ownership approval process with respect to an MLB Club and help prevent any one person from acquiring multiple significant interests in more than one MLB Club in violation of MLB rules.  To ensure the Braves’ compliance with MLB rules and to assist MLB in performing its gate-keeping function, the restated charter will provide, among other things, that, subject to certain limited exceptions, no person (other than certain specified individuals, such as John C. Malone and Gregory B. Maffei) may acquire shares of Liberty Braves common stock if, after giving effect to such transfer to it, such person would own 10% or more of Liberty Braves common stock (with such excess shares being deemed automatically transferred to a trust for such person’s benefit), without first receiving written approval from the BOC.  In addition, such provisions will provide that any Liberty Braves common stock transferred to Major League Baseball employees or an amount of Liberty Braves common stock in excess of a specified threshold transferred to certain persons associated with another MLB Club will be automatically transferred to such trust in a similar manner.

The Special Meeting, page 47

3.                                      In light of John Malone’s possession of 47.7% of the voting power and the fact that Series A and Series B together will have a separate vote, please disclose the extent to which he will be able to control the outcome of the overall vote.

Response:  We have revised the disclosure on pages 2 and 51 of the Registration Statement in response to the Staff’s comment.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Richard N. Baer